UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ADVANCED PHOTONIX, INC.
(Name of Issuer)

CLASS A COMMON STOCK,
PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

00754E 10 7
(CUSIP Number)

Steven L. Williamson
c/o Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104
(734) 864-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Landey Strongin
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, NY 10017
(212) 759-3300

February 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons. Steven L. Williamson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF, OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,283,556
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,283,556
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,556 (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 7.4% (See Item 5)
14.		Type of Reporting Person (See Instructions) IN

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 4 (“Amendment No. 4”), amends and restates certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2005 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2010 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed on December 2, 2010 (“Amendment No. 2”), and as further amended by Amendment No. 3 to Schedule 13D filed on January 12, 2011 (“Amendment No. 3” and, together with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Amended 13D”).  This Amendment No. 4 relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Advanced Photonix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by Steven L. Williamson (the “Reporting Person”), an individual, and is being filed to report the entry into a contract with respect to the securities of the Issuer.  Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings set forth in the Amended 13D.

Item 4.  Purpose of Transaction.

 Item 4 of the Amended 13D is hereby amended and restated in its entirety as follows:

All of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by the Reporting Person are being held by the Reporting Person for investment purposes.

On the Effective Date and following the closing of the Merger, the Reporting Person beneficially owned 1,716,667 shares of Common Stock which represented approximately 10.67% of the shares of Common Stock then outstanding.

During the period from May 2, 2005 and ending on August 15, 2005, the Issuer issued additional shares of Common Stock to a syndicate of institutional investors in a series of private placements which diluted the Reporting Person’s percentage ownership of the Common Stock then outstanding from approximately 10.67% to 9.64%.

During the period from August 16, 2005 and ending on September 19, 2007, the Reporting Person’s aggregate beneficial ownership of shares of Common Stock increased from 1,716,667 to 1,902,167, an increase of 185,500 shares, as a result of the following transactions: (i) the vesting of 60,000 of the 100,000 shares of Common Stock underlying a stock option granted to the Reporting Person on May 2, 2005 (the “May 2005 Stock Option”), (ii) the acquisition of 23,000 shares of Common Stock on the open market and (iii) the acquisition from the Issuer in the Private Placement of 82,000 shares of Common Stock at a purchase price of $1.83 per share and a stock purchase warrant entitling the Reporting Person to purchase up to 20,500 shares of Common Stock at a purchase price of $1.85 per share (the “2007 Warrant”).  Despite these transactions, during this period, the Reporting Person’s percentage ownership of the Issuer decreased from 9.64% to 8.53% due to the Issuer’s issuance of additional shares of Common Stock to a syndicate of institutional investors in a series of private placements.

Pursuant to the Third Amendment dated August 27, 2010 to that certain Loan Agreement dated September 25, 2008 by and between the Issuer and The PrivateBank and Trust Company (as amended from time to time, the “Loan Agreement”), the Issuer was required to negotiate amendments to both the Williamson Promissory Note and the secured promissory note in the amount of $966,833 issued to Robin F. Risser in connection with the closing of the Merger (the “Risser Promissory Note” and, together with the Williamson Promissory Note, the “Promissory Notes”) to extend the repayment schedule of such Promissory Notes by December 1, 2010.

As previously disclosed in the Issuer’s Form 10-Q for the Quarter ended October 1, 2010 that was filed with the SEC on November 15, 2010, on November 10, 2010, the Issuer reached a non-binding agreement in principle with the Reporting Person and Mr. Risser (collectively, the “Noteholders”) to amend the terms of the Promissory Notes (the “Note Amendments”). Although certain terms of the Note Amendments conflicted with the Issuer’s obligations under the Loan Agreement, The PrivateBank and Trust Company indicated at the time that it would accept the Note Amendments in fulfillment of the Amendment Undertaking and provide a written waiver confirming this understanding (the “Waiver”).

On November 15, 2010, the Issuer and the Noteholders entered into a securities purchase agreement implementing their previously disclosed agreement in principle (the “SPA”).  On November 29, 2010, the SPA was amended and restated in its entirety to reflect certain structural changes in the transaction as originally agreed upon by the parties to the SPA. As amended and restated, the SPA provided for the Issuer to issue and sell to the Noteholders in exchange for an aggregate payment of $78,156.25 (the “Purchase Price”) the number of units of the Issuer’s securities (“Units”) determined by dividing the Purchase Price by the per share closing price of the Issuer’s Common Stock on NYSE Amex on the day preceding the closing (the “Formula Price”). Each Unit was to consist of one share of Common Stock and a five-year warrant to purchase four shares of Common Stock at an exercise price equal to 120% of the Formula Price. The closing of the purchase and sale transactions contemplated by the SPA was subject to the receipt of NYSE Amex approval of an additional listing application covering the Units (the “Note Amendments Additional Listing Application”) and other closing conditions customary for transactions of this nature.

On November 30, 2010, NYSE Amex approved the Note Amendments Additional Listing Application and the parties to the SPA satisfied the other closing conditions.  The Formula Price was determined to be $1.17 and accordingly, the Issuer issued the Noteholders 66,799 Units comprised of 66,799 shares of Common Stock and warrants to purchase 267,196 shares of Common Stock at an exercise price of $1.404 per share (the “2010 Warrants”) upon the closing of the SPA on November 30, 2010. The Reporting Person’s portion of the Purchase Price was $52,104.19, and accordingly he received 44,533 Units comprised of (i) 44,533 shares of Common Stock and (ii) a 2010 Warrant to purchase 178,132 shares of Common Stock at an exercise price of $1.404 per share pursuant to separately executed warrant agreement (the “Warrant Agreement”).

During the period beginning on September 20, 2007 and ending on March 1, 2011, the Reporting Person’s aggregate beneficial ownership of shares of Common Stock increased from 1,902,167 to 2,283,556, an increase of 381,389 shares, as a result of the following transactions: (i) the acquisition of 41,000 shares of Common Stock on the open market during the period commencing on February 14, 2008 and ending on March 20, 2008, (ii) the vesting of the remaining 40,000 of the 100,000 shares of Common Stock underlying the May 2005 Stock Option, (iii) the vesting of 37,500 of the 50,000 shares of Common Stock underlying a stock option granted to the Reporting Person on June 10, 2008 (the “June 2008 Stock Option”), (iv) the vesting of 40,000 shares of restricted Common Stock granted to the Reporting Person on June 15, 2009, (v) a 224 share increase in the number of shares of Common Stock issuable pursuant to the Warrant as a result of the application of the antidilution provisions contained within the 2007 Warrant and (vi) the acquisition from the Issuer in a private placement pursuant to the terms of the SPA of 44,533 shares of Common Stock at a purchase price of $1.17 per share and a 2010 Warrant entitling the Reporting Person to purchase up to 178,132 shares of Common Stock at a purchase price of $1.404 per share.

On January 6, 2011, the Issuer entered into an underwriting agreement (the “January Underwriting Agreement”) with B. Riley & Co., LLC, (the “Underwriter”) as sole underwriter for the offer and sale in a firm commitment underwritten public offering of 2,702,703 shares of the Issuer’s Common Stock at a price to the public of $1.48 per share ($1.391 per share, net of underwriting discounts) (the “January Offering”). Pursuant to the January Underwriting Agreement, the Issuer also granted to the Underwriter a 30-day option to purchase up to an additional 405,405 shares of Common Stock to cover over-allotments, if any, at the same price, which the Underwriter exercised on January 10, 2011. The January Offering was expected to close on or about January 18, 2011, or such earlier date as the Underwriter and the Issuer agreed to, subject to the satisfaction of customary closing conditions including, but not limited to, NYSE Amex approval of the Issuer’s additional listing application to list the Common Stock issued accordance with the January Underwriting Agreement on NYSE Amex (the “January Additional Listing Application”).  On January 10, 2011, NYSE Amex approved the January Additional Listing Application and the January Offering closed on January 11, 2011, when the Issuer and Underwriter satisfied the other closing conditions.  In connection with the January Offering, the Reporting Person entered into a lock-up agreement (the “January Lock-up Agreement”) running in favor of the Underwriter with regard to future sales of the Issuer’s Common Stock and other securities exercisable or exchangeable for Common Stock for a period of 90 days after the date of the prospectus supplement pursuant to which the January Offering was made (the “January Underwriting Agreement Lock-Up Period”); provided, however, that the January Underwriting Agreement Lock-up Period may be extended under certain circumstances in accordance with the terms of the Reporting Person’s lock-up agreement.

On February 25, 2011, the Issuer entered into an underwriting agreement (the “February Underwriting Agreement”) with the Underwriter as sole underwriter for the offer and sale in a firm commitment underwritten public offering of 1,200,000 shares of the Issuer’s Common Stock at a price to the public of $1.97 per share ($1.8518 per share, net of underwriting discounts) (the “February Offering”). The February Offering was expected to close on or about March 8, 2011, or such earlier date as the Underwriter and the Issuer agreed to, subject to the satisfaction of customary closing conditions including, but not limited to, NYSE Amex approval of the Issuer’s additional listing application to list the Common Stock issued accordance with the February Underwriting Agreement on NYSE Amex (the “February Additional Listing Application”).  On March 1, 2011, NYSE Amex approved the February Additional Listing Application and the February Offering closed on March 2, 2011, when the Issuer and Underwriter satisfied the other closing conditions.  In connection with the February Offering, the Reporting Person entered into a lock-up agreement (the “February Lock-up Agreement”) running in favor of the Underwriter with regard to future sales of the Issuer’s Common Stock and other securities exercisable or exchangeable for Common Stock for a period of 90 days after the date of the prospectus supplement pursuant to which the February Offering was made (the “February Underwriting Agreement Lock-Up Period”); provided, however, that the February Underwriting Agreement Lock-up Period may be extended under certain circumstances in accordance with the terms of the Reporting Person’s lock-up agreement. On the Closing Date of the February Offering, the February Lock-up Agreement superseded and replaced the January Lock-up Agreement.

Except as described in this Item 4 or in Item 6 of this Schedule 13D, the Reporting Person does not presently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

Item 5.  Interest in Securities of the Issuer

 Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

(a)    As of the close of business on March 1, 2011, the Reporting Person beneficially owned an aggregate total of 2,283,556 shares of Common Stock consisting of (i) 1,947,200 shares of Common Stock, plus (ii) 137,500 shares of Common Stock underlying options to purchase shares of Common Stock granted to the Reporting Person in his capacity as an officer of the Issuer (such options, the “Option Grants”) that are vested and exercisable within 60 days of March 1, 2011, plus (iii) 20,724 shares of Common Stock underlying the 2007 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of March 1, 2011 plus (iv) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of March 1, 2011.  The 2,283,556 shares of Common Stock beneficially owned by the Reporting Person represent approximately 7.4% of the Common Stock outstanding.  The percentages used herein are calculated based on an aggregate total of 30,985,902 shares of Common Stock outstanding consisting of (i) the 29,149,307 shares of Common Stock outstanding as of February 9, 2011, as reported by the Issuer in the Form 10-Q for the Quarter ended December 31, 2010 that was filed with the SEC on February 14, 2011, plus (ii) 300,239 shares of Common Stock issued by the Issuer in connection with the exercise of options and warrants during the period commencing February 10, 2011 and ending on March 1, 2011, plus (iii) 137,500 shares of Common Stock underlying the Option Grants that are vested and exercisable within 60 days of March 1, 2011, plus (iv) 20,724 shares of Common Stock underlying the 2007 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of March 1, 2011, plus (v) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of March 1, 2011, plus (vi) the 1,200,000 shares of Common Stock issued in connection with the February Offering.

(b)    The Reporting Person has the sole power to vote, or to direct the vote of, and the sole power to dispose or direct the disposition of the 2,283,556 shares of Common Stock beneficially owned by the Reporting Person reported in Item 5(a).

(c)    Since the filing of Amendment No. 3 on January 12, 2011, there were no transactions in the Common Stock effected by the Reporting Person.

(d)    None.

(e)    Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended 13D is hereby amended by the addition of the following:

B. Riley & Co., LLC February 2011 Lock-up Agreement

As disclosed above in Item 4, on February 25, 2011, the Reporting Person entered into a lock-up agreement (the “February Lock-up Agreement”) running in favor of the Underwriter pursuant to which the Reporting Person agreed during the February Underwriting Agreement Lock-up Period not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any Common Stock or securities convertible into, exchangeable or exercisable for any Common Stock, in each case without the prior written consent of the Underwriter. If (a) the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs during the last seventeen (17) days of the Lock-Up Period, or (b) prior to the expiration of the February Underwriting Agreement Lock-up Period, the Issuer announces that it will release earnings results during the sixteen-day period beginning on the last day of the February Underwriting Agreement Lock-up Period, the restrictions imposed by the February Lock-Up Agreement will continue to apply until the expiration of the eighteen-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event. On the Closing Date of the February Offering, the February Lock-up Agreement superseded and replaced the January Lock-up Agreement.

The February Lock-up Agreement is attached hereto as Exhibit 10.1.

Item 7.   Material to be Filed as Exhibits.

10.1	Lock-up Agreement by Steven Williamson running in favor of B. Riley & Co., LLC, dated February 25, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated:   March 2, 2011

By:	/s/ Steven L. Williamson
Name:	Steven L. Williamson
Title:	Chief Technical Officer